Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is a transcript of the portion of the RBC Capital Markets 2012 Global Industrials Conference held in Las Vegas, Nevada,  in which Georgia Gulf Corporation participated on September 12, 2012.

Bill Hoffmann:

I’d like this morning to introduce Mr. Paul Carrico from Georgia Gulf. We also have Greg Thompson and Martin Jarosick as well joining us today here at the conference. I think what I would like to is structurally, just as I did yesterday, talk about, do a little bit of, maybe get to introduce the company a little bit, talk about some big picture issues and then get into the, obviously, the most exciting part here, which is a proposed merger that you’ve got coming on. So, maybe if you could just introduce the company a little bit, and we’ll move from there.

Paul Carrico:

I guess from a historical point of view, Georgia Gulf mostly focused on chlorovinyls with an aromatics business and then we had the building products added a few years back, and recently with the PPG transaction looking to expand our chlorovinyls and PVC chain. So from a growth perspective, this gives us a lot of opportunities going forward and is a much broader base than what we’ve had in years gone by.

Bill Hoffman:

Great, thanks. I think what I’d like to do is just sort of start big picture. As we look forward over the next couple of years, we are seeing the development of a recovering housing market with pretty meaningful growth potentially we’ve got over a million starts by 2014, ‘15 kind of timeframe. I just wonder if you can talk about your guys’ view of the housing recovery and what you see in potential here over the next couple of years.

Paul Carrico:

Fortunately for us, if the housing market recovers, that helps both our chemicals and our building products businesses. And, we’re much like other folks in the industry, we think that the housing market has really come off bottom and is moving up. It’s unclear as to what the rate will be for ‘13 and ‘14, but there’s no reason for us to believe at this point that we’re taking another big dip or going back to the low levels we’ve seen before. So, we’re optimistic in that sense, and as I said, it should help chemicals in that it will further strengthen the operating rate on PVC, and building products is the obvious help in that the volumes have been substantially reduced, both for ourselves and across the industry, probably to the tune of thirty percent or so from volumes that we experienced years ago.

Bill Hoffmann:

And how do you look at the growth rate over the next couple of years, top line?

Paul Carrico:

We are probably a bit more conservative than some of the forecasts out there. If you took the average of the popular forecasts on housing, I don’t have a number for you, but I’d say we’re generally a little bit below that, but still moving up. I think we’re really believing that ‘14 or ‘15 is the time where we can get to a more meaningful number. And it’s probably positive next year, but not a major step forward.

Bill Hoffman:

Okay. I think the other thing that we’re looking at, and if you would just touch upon it a bit, and then I do want to get into PPG obviously, the merger here. But the other thing that we’ve been talking to people about is export markets, and that’s also been something that’s been attractive for you. And given the improved cost base of natural gas in North America, certainly growth opportunities, if you could just talk a little bit about your thoughts on exports.

Paul Carrico:

Exports have been a real positive for this industry for the last couple of years, and they continue to be that, or that continues to be the case, particularly in the sense of much of our costs are associated with natural gas. And as you all know, the fracking cost of gas or the fracking industry has really added to lower cost natural gas, which therefore makes us much more competitive in the industry or in the world. When you look at the history of vinyl in particular, it’s been about a ten percent, eight to ten percent rate over many years and for the last year or two it’s jumped up between twenty and thirty and sometimes forty percent. We don’t see anything that’s going to change that equation. We think that that export competitiveness will continue to be there. It is a key part of our industry now that it provides a flex regardless of what the domestic demand is. And I would say likewise, on the caustic side, it makes North America more competitive in the caustic market also.

Bill Hoffmann:

All right, good. Well, let’s get into the most exciting part for Georgia Gulf right now. Obviously the announced merger with PPG commodity chemicals, maybe you can just sort of walk us through your thoughts on how the business is going to look on a combined basis and also just putting that in the context of growth potential with the combined business and maybe what some of the drivers might be changing.

Paul Carrico:

Yeah, we certainly go to a different level with the new organization. We’re extremely excited about the opportunities and the potential for the combined group. We had much more strength in the PVC piece of the equation and they had much more strength in chlor-alkali, so it’s a really fantastic fit, from that perspective, in that we fill holes on both sides of the equation there. And as we go into this transaction, we also start with a very reasonable balance sheet. So we’re not stressed from that point of view. And then the foundation of the assets really gives us an opportunity to continue to build, particularly as we’re competitive in the global markets, we can look at opportunities going forward to take advantage of that in various different ways, whether that be the derivatives that PPG produces or the VCM, PVC that we tend to export.

Bill Hoffman:

Can you sort of breakdown for investors here just sort of where the buckets are then if you look at EBIDTA generation from building products, from the PVC integrated markets, and also some of the, just the chlor-alkali chemical derivatives.

Paul Carrico:

In terms of going forward?

Bill Hoffmann:

Yes.

Paul Carrico:

When we look at the forward expectations from the new company, if you will, we think that there’s a range of about 550 might be the trough EBITDA and maybe 850 would be the mid-cycle type of number. And clearly, a lot of the individual components of those numbers depend upon where we are in the cycle. But if we make the assumption that the housing market recovers, we get that strength in PVC because operating rates should, in all cases, look to get above ninety percent over the next two or three years. We get the majority, clearly, from chlorovinyls, chlor-alkali and chlorovinyls. And then building products should have the opportunity to double in a normal housing market in terms of the EBITDA generation. So let’s say that’s in the range of 120, 140, something like that, and then aromatics would continue to be a contributor, and we’ve stated that that has a range of maybe 25 to 50, something like that, depending on what the market demand is. So, the chlor-alkali through the vinyl through the PVC will be the biggest generator, though, of all the total EBITDA numbers.

Bill Hoffmann:

And how much of the sales, like from the chlor-alkali side is downstream integrated into PVC and other sort of finish products on the combined company?

Paul Carrico:

Of course, we don’t have all the details, but when we look at the general numbers, it looks like that the chlorine going into the vinyl chain, if you will, one fashion or another, whether it be VCM, PVC, or whatever, it’s probably in that forty-five percent range. Derivatives are, perhaps, somewhere in the fifteen percent range, and those are the derivatives that PPG has. We don’t participate in that market as Georgia Gulf now. And then the merchant chlorine makes up the remainder of the sales.

Bill Hoffman:

And just to help me, I’m not an expert on merchant chlorine markets, how does this change, do you think, sort of the volatility of the business as you look forward being more of a merchant supplier on the chlorine side, as well as obviously in the caustic business?

Paul Carrico:

It’s tough to forecast right now because all that also depends on where the housing market and such goes and the domestic demand winds up being going forward in the coming years. I guess we see some amount of capacity coming on, but not a huge amount, as you look for the next three to five years, and that means that without any major, huge capacities coming on that the demand for chlorine is still going to be there, whether it be in derivatives or the vinyl chain. So there should be a market for that. And if it’s not domestic, there should be some pathway to get to the downstream markets that would get us to the export side again. And that still becomes a very major part of the equation because we’ve proven over the last two years that that thirty percent number can be made up with an export shipment.

Bill Hoffman:

So even in the chlorine business, you’ve got a thirty percent kind of target for export potential typically?

Paul Carrico:

Clearly we wouldn’t be exporting chlorine specifically, but we can continue to expand on our VCM or PVC molecules to get that chlorine out if that’s what is the right answer as we go forward. So that capability is pretty substantial between what our assets would be capable of, and you put those with PPGs, we have flexibility, both on a regular basis, and particular in periods of slow demand. So the first quarter and the fourth quarter typically slow down because of the domestic situation. That should allow us to raise those levels in coming years in that time of the year.

Bill Hoffmann:

Okay. So I mean if we paint the picture today, I mean, LTM base at Georgia Gulf was $240 million-ish the EBITDA, the PPG business 410-ish. You’ve talked about $115 million potential synergies, could you just talk a little bit about the synergies how quickly you can get them, and sort of what the basis, like what’s driving this synergy value.

Paul Carrico:

Yeah, we feel good about the synergies. We’ve spent a lot of time working through those numbers as we did the diligence on the company. And some of them come forward fairly cleanly upfront. So there’s probably, I’ll call it $20 to $30 million that can be implemented almost day one, if you will, figuratively speaking. And then we’ve said that there should be an opportunity to get up to the $60 million range or so by the end of the first year, with the full realization of the synergies by the end of the second year. There’s a variety of different buckets, and we’ve divided them into procurement, logistics, operating rate, and G&A reduction. Particularly on the operating rate, those are fairly straightforward. They really are just a matter of increasing rates in existing operations and increasing sales. And we have a high confidence level, we can execute on those fairly quickly, too. So the others a lot revolve around either duplication of expenses from a corporate point of view that the PPG business had that we don’t have to do in our organization, or on the procurement side, being the substantially sized player we will be in chlor-alkali, VCM, and PVC, there’s definitely opportunities to take advantage of, I’ll call it, improved purchasing, if you will, or optimizing purchasing in the coming years. That will ebb and flow with what the domestic market is doing, but there’s no doubt with that size, both on the direct and the indirect spend, there should be opportunities.

Bill Hoffmann:

And then just from a just sort of asset standpoint, is there any asset rationalization you’ve got to do, any capital spend to sort of change and get some new synergies?

Paul Carrico:

Well, we said that the cost would be in the $55 million range for the achievement of the synergies. Most of that is not capital, from what I can see at this point we don’t think that the capital requirements for the execution of these synergies is huge and we think that the capital requirements for the organization going forward is probably not that different from where we’ve been, where they’ve been, and then adding, hopefully, some growth on to that because we think the markets will be there to soak up that growth in the coming years.

Bill Hoffman:

So just in the context of, let’s talk about the Royal acquisition, the Royal side of the business, with this, the PPG merger, does that change any of the dynamics of the Royal business and give you potentially more supply to push through those outlets?

Paul Carrico:

Well, we continue to look at building products, and Royal operations as very important. It is a major consumer of our vinyl product, if you will, from a year to year basis. And, as we talked about earlier, that impairment or that reduction in demand associated with the economy and housing has been substantial. We would hope that that demand would come back to normal levels when we see the industry get back to a million plus starts. But we’d also like to think that, yes, we can grow in areas where there’s opportunities going forward, particularly since there’s been so much rationalization in these businesses by other companies over the last few years, it’s been very substantial.

Bill Hoffmann:

Right, and you’ve done a lot of rationalization yourself. Like how would you paint the picture of that building products business today, the split between Canada versus U.S. and the sort of leverage you’ll get out of this housing recovery?

Paul Carrico:

We think that the housing recovery is clearly much more oriented towards the U.S. Canada, while it goes up and down, there’s nowhere near the significant level of variation on a year to year basis. So we’ll see that growth. Right now we’re in that fifty-fifty range or so between Canada and U.S., and clearly, U.S. has a long way to grow if the housing comes back at a reasonable level, or when the housing comes back at a reasonable level. And then remodeling, I think, will continue to be important to us because people have just not spent as much money as they might have in the last two or three years. And sooner or later that catches up with the cycle and people are going to invest back in their homes.

Bill Hoffmann:

And so as you look forward, now you’re growing sort of the base chlor-alkali PVC side of this business, what do you think about, does it make sense for you to further integrate with incremental capacity and downstream building products in getting ready for this? Or is that too many steps in a row here?

Paul Carrico:

No, I think our position on investment in building products; first of all, we have a lot of room to grow with our existing assets. The operating rates were left at a range where we still had measurable growth as the market comes back. So we think our assets can accomplish that. In addition to that, our focus would be more on; I’ll call it, smaller sized acquisitions to the extent they come up. So we spent about $70 some million last year for an acquisition associated with a siding company. And we would see that being kind of the upper end of the type of investment we would look at. Probably lower than that, but plenty of room to make those kinds of investments and see some pretty good topline growth with those types of investments.

Bill Hoffmann:

Okay. And then within the context where you were talking before, this EBITDA range of 550 to 850, 650 was sort of the LTM combined number without synergies. Could you just talk about what parts of the business you feel are in sort of mid cycle, bottom cycle, top cycle, and what the outlook might be here?

Paul Carrico:

Yeah. Building products is kind of the easy one. It still seems to be on the lower end of the equation, in terms of where it can get to in the coming years. Aromatics has probably drifted off the bottom and is in the lower third range of where it might get to, as an example. And then chlor-alkali, I think chlor-alkali and PVC, PVC will clearly, based on history, move to a higher level as the operating rates get above that ninety percent number in say the next two or three years. Chlor-alkali is still a little difficult to predict, in that we’ve never had such an energy cost advantage as what we’ve got right now as an industry or as North American continent. So you could make the case that that, perhaps, has a little bit more opportunity to sustain itself at higher levels than where we’ve been in years gone by, but that remains to be seen how the global competitiveness plays out over the coming years.

Bill Hoffmann:

Okay. Does anybody else have any questions on the merger here?

Inaudible Question from Unidentified Participant:

Paul Carrico:

Well, on the debt side, I would love to know. We’ve got three more, maybe three more months before we actually go out for that debt. So that really depends upon where the bond market is. We have about $900 million of debt that we’ve put on with this, plus another 200 of assumed debt. So when you add all that up, the debt to EBITDA ratio is in the range we’ve always said we’d like to be in the 2, 2.5 range of debt to EBITDA for mid-cycle. So we stay in that range, even though that’s about where we are right now. And that’s all driven by the fact that a percentage of this transaction is really funded with the stock issuance.

Inaudible Question from Unidentified Participant:

Paul Carrico:

Yeah, our view of the Canadian market is it’s still okay. There’s more emphasis these days on housing multi-level family and you go to Toronto you see the high rise buildings. So that’s not quite as robust for our business as the housing, the regular housing. But it’s kind of hanging in there, at this point. And Western Canada kind of ebbs and flows, it seems like at times it’s really good and then times you just don’t know. But in general, it’s not a bad market for us.

Bill Hoffman:

Just to follow on that, let’s talk a little bit about the sort of current market conditions for you all, as well. We’re seeing in my lumber and panel businesses quite a strong fall building season. How are you guys seeing things shape up this fall?

Paul Carrico:

Our customers seem to be enthused about the fall and the rest of the year so that the concerns that we had last year when the European crisis really dampened expectations quite a bit is not nearly as much as the way I would term it. And so people probably rationalized some of their inventory over the last couple of months also. So you kind of have to figure out whether that’s an inventory rebuild or it’s actual demand going on. I’m not sure which yet, but I don’t think the market is bad. And so they had to do some replenishment of their inventory from a couple of months ago in the summer. And likewise, normally September, October, and November are not too bad of months from a building point of view. We see some optimism out there at this point.

Bill Hoffman:

Great. One of the things that we’re also talking about, and just based on what our economists are saying is because of the fiscal cliff that we see coming here in the U.S., that we may end up in a situation of a GDP contraction in Q1, just with the assumption that congress doesn’t just sort of kick the can down the road and all the political uncertainty. With a thought like that, how are you guys looking at the year end and planning your business and maybe also what do you think you’re going to see with customers, as far as the inventory situation downstream? Do you think you’ll see people going through year end with pretty light inventories?

Paul Carrico:

Yeah, I think they definitely will go through year end with light inventories, that’s just been the norm these days because the prices fluctuate so much on ethylene and PVC that people don’t know what to expect and they hate to get caught with a downturn. As we go into that timeframe, though, because of where North American has gotten to on competitiveness with the international markets, I don’t see the industry keeping huge inventories that they’ll just be able to move it to other parts of the world. And so it’s a much different dynamic than say five years ago in that respect. If there is a downturn of that magnitude in the first quarter, first of all, that would be unfortunate, but secondly, we think that we’ve built the balance sheet so that we can manage that. And so we would do all the things that we’ve learned very well to do over the last three or four years in managing costs to what the economy is giving us. The difference will be that even if there is this downturn in North America, there’s always some amount of demand in other parts of the world, and it’s mostly likely going to be the case that the North American producers have the cost advantage and people are willing to take advantage of that cost advantage wherever the world demand might be.

Bill Hoffmann:

And just with regard to the export demand, where are you seeing that regionally? Where is most of that pull coming from with you being able to export?

Paul Carrico:

I can’t really tell you where the strongest areas are. We participate in a lot of different markets, so we keep the diversity of our portfolio on the outside sales. South America, India, Africa, Turkey, I’m sure there’s demand in Asia, but we don’t have a huge amount of volume going into Asia at this point. In Asia, China in particular really has plenty of capacity via the PVC capacity that was built over the last few years. So I don’t see it too likely that a large amount of PVC would go into that country.

Bill Hoffmann:

Okay. The other thing is sort of looking forward domestically just form a competitive standpoint, what do you see competitors doing, as far as capacity and PVC business as far as capacity growth and trying to deal with it through the recovery that we’re expecting here, as well as the export boom?

Mr. Carrico:

It’s tough to say at this point. Historically, there’s been a situation where people do add a lot of capacity when operating rates get to the level that they are projected by the industry forecasters for the next couple of years. Normally, you’d see multiple capacity expansions added. I think it’s more challenging these days because you’ve got to answer the question for yourself as to where you’re going to get the ethylene, the chlorine, the VCM and the PVC, whereas ten years ago it was mostly just adding PVC because you had that supply of those other products coming in somehow. So I don’t know how to forecast it at this point. History would say there’s going to be capacity addition some years out, but with the construction cycle and the permitting and all, that’s probably a longer timeframe than what we’ve seen in the last 15, 20 years.

Bill Hoffmann:

Right. Just a more recent situation, the hurricanes that went through south, any impact on Plaquemine?

Mr. Carrico:

Well, I think it was public knowledge we were down in Plaquemine for some number of days associated with that. And as much as anything it’s a safety point of view, we wanted to have our employees able to take care of their families and the plant, so we did that. And it seemed like the majority of the slowness in coming back was a bit more oriented towards ethylene because a lot of plants shut down during that timeframe. But it sounds like things are getting back on track, from what I can tell in the industry, in general.

Bill Hoffmann:

Right. So you didn’t see much market disruption at this point?

Paul Carrico:

I think everybody sort of, the plan with the expectation that there could be hurricanes this year, so the inventories were managed accordingly, probably both by ourselves, as well as our customers.

Bill Hoffman:

Okay. And then just sort of finally with the PPG merger, timing wise, I think you guys targeted towards the end of the year, early 2013. What are the next steps at this point?

Paul Carrico:

Well, we just did some filings, which I think there’s public information. And we have to go through the reviews by the government and a couple of different agencies. And then our shareholders have to vote on it, so we’re waiting for all those steps to play out. It’s tough to say when that will happen at this point. It could be late this year, it could be early next year, we just don’t know.

Bill Hoffmann:

Any sense from the anti-trust authority, like how backlogged they are, how frozen they are?

Paul Carrico:

We’re talking about the government, that’s a difficult one to predict.

Bill Hoffmann:

Okay. Anybody else have any questions? Well, good. I think from our standpoint, obviously, this is a very exciting merger for this company to significantly expand the scale of Georgia Gulf and some very exciting opportunities with the synergies, as well as from a timing standpoint, quite an interesting opportunity, and obviously reflecting in the stock price.

Paul Carrico:

We’re very enthused about the transaction.  We’re pleased with how the investor community has recognized the value. We think that we have opportunity to continue to grow shareholder value and to build an even more substantial company going forward. And we have way more leverage and opportunities to do that than we did as separate entities in the past.

Bill Hoffmann:

Alright.  So from our standpoint, good luck with it.

Paul Carrico:

Thank you.

Bill Hoffmann:

Thanks for your time.